An Integrated Energy Company	Thomas J. Webb
Executive Vice President
and Chief Financial Officer
May 14, 2008
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405
Dear Mr. Thompson:
     We have received your comment letter of May 1, 2008 regarding our 2007 Form 10-K and are pleased to provide responses.
     We acknowledge that the adequacy and accuracy of the disclosure in CMS Energy Corporation’s Form 10-K are the responsibility of CMS Energy Corporation (“CMS” or “CMS Energy”). CMS Energy acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in its Form 10-K do not foreclose the Securities and Exchange Commission (the “Commission” or “SEC” ) from taking any action with respect to the filing. CMS Energy also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2007
Item 8. Financial Statements and Supplementary Data, page 40
CMS Energy Corporation Consolidated Financial Statements, page CMS-35
Note 4: Financing and Capitalization, page CMS-68
1Q.	We have reviewed your response to comment one in our letter dated April 8, 2008. Please provide us further support for your position that the dividend restrictions imposed by the Federal Power Act and Natural Gas Act do not require the inclusion of Schedule I of Rule 5-04 of Regulation S-X or the disclosure required by Rule 4-08(e)(3) of Regulation S-X. In your response, please cite any legal precedents that define whether a dividend is “excessive.” Based on our limited review of several final orders issued by the FERC with respect to petitions for dividend declarations, it appears that dividends are generally not considered “excessive” as long as they are payable out of, and do not exceed retained earnings. Please address whether it is reasonable to assume that dividends in excess of retained earnings could be considered “excessive.” If so, it would
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
May 14, 2008

appear that the net assets of your regulated subsidiaries in excess of retained earnings would be restricted assets as defined in Rule 4-08(e)(3) of Regulation S-X thus necessitating Schedule I. Please note that the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume. The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited. Thus please ensure your response comprehends the spirit upon which the Rule is based.

1A.	In response to your follow-up question, we note that FERC has on several occasions determined that a payment of dividend from sources other than retained earnings was not thereby found to be “excessive,” or otherwise in violation of Section 305(a) of the Federal Power Act (FPA) (and, by implication, the corresponding provisions of the Natural Gas Act).

For example, in Entergy Gulf States, Inc., 118 FERC Paragraph 61,271 (2007), the FERC addressed a situation where Entergy Corporation made a $300 million cash capital contribution to Entergy Gulf States to help finance reconstruction costs resulting from the 2005 hurricanes. Entergy Gulf States explained that it intended to further finance reconstruction efforts through securitization financings approved under state law, and it sought a FERC ruling that payment of dividends of up to $300 million to Entergy Corporation out of the proceeds of the securitization financing would not violate Section 305. Such a payment would be from paid-in capital, and would have the effect of reducing the equity ratio of Entergy Gulf States. The FERC agreed, based in part upon (i) the finding that the proposed dividends would not affect the ownership of Entergy Gulf States, since the dividend payment would be to Entergy Corporation, the sole shareholder of Entergy Gulf States, and (ii) Entergy Gulf States’ commitment to maintain a minimum equity ratio of 30%.

In Entergy Louisiana, Inc., 114 FERC Paragraph 61,060 (2006), the FERC addressed a situation where, as one result of a corporate restructuring, a newly formed corporation (Entergy Louisiana Limited) would initially not have any retained earnings recorded on its balance sheet. It sought approval, for the period after the restructuring had been completed but before it had accrued sufficient earnings to provide funds for payment of dividends, to pay dividends from “Common Membership Interest” accounts (i.e., the equity interests in Entergy Louisiana Limited that were held by its immediate parent, Entergy Louisiana Holdings, which in turn was a wholly owned subsidiary of Entergy Corporation). The FERC granted the requested relief, finding that (i) the proposed dividend would not have any adverse effect on the value of shareholder interests, since the ownership interest of Entergy Louisiana Holdings in the funds paid would be the same before and after the dividend, (ii) the source of the dividend was clearly identified, (iii) there were no facts that indicated the proposed dividend payment was excessive, and (iv) the various conditions proposed by Entergy Louisiana Limited, including the obligation to maintain at least a 30% equity ratio, were sufficient to provide assurance
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
May 14, 2008

that, even though the payments were in excess of retained earnings, they would not result in the abuses underlying the purpose of Section 305.

In Exelon Corporation, 109 FERC Paragraph 61,172 (2004), Exelon requested a declaratory ruling on behalf of its subsidiary (Commonwealth Edison Company) from the FERC that the payment of a $30 million dividend from a subsidiary of Commonwealth Edison (ComEd of Indiana) to Commonwealth Edison would not violate Section 305, notwithstanding the fact that ComEd of Indiana had insufficient retained earnings to make such a payment. The FERC granted the requested ruling, finding that none of the concerns underlying Section 305 were present in the stated facts.

Other cases with similar facts and findings include: Exelon Generation Company, LLC and Public Service Electric & Gas Company, 114 FERC Paragraph 61,317 (2006); Niagara Mohawk Holdings, Inc. and National Grid USA, 99 FERC Paragraph 61,323 (2002).

The above cases illustrate that the FERC does not consider the payment of dividends from sources other than retained earnings as “excessive” dividends. Otherwise, in several of the above-mentioned cases, the dividend would have been disallowed. Instead, the FERC has looked to the factors set forth in our initial response — whether the source of the dividend is clearly defined, whether there is self dealing involved by directors or officers and whether the dividend might lead to a distorted capital structure. Among the factors considered by FERC, only the capital structure seemed to relate to the “size” of the dividend, but even here the FERC declined to impose any specific capital structure limit on the dividends. The FERC’s conclusion also rested in part on a finding that the payment of the dividend did not change the ownership of the dividend-paying entity. Since Consumers’ capital stock is owned 100% by CMS Energy, the payment of dividends by Consumers in the normal course will not result in a change in ownership of the company or some other form of harmful self dealing.

You have also asked us to address whether the highly regulated nature of a public utility implicates the reasons for the SEC’s requirement to provide Schedule I. We do not profess to be experts in the subject of banking and insurance regulation. While as a general proposition certain highly regulated entities such as banks may be less free to declare or pay dividends than less regulated entities (and that may well be the rationale behind Rule 4.08(e)(3) of Regulation S-X), here the issue concerns the interpretation of Section 305(a) of the FPA. As noted above, FERC, the agency with authority over the FPA, has interpreted Section 305(a) in a manner affording regulated utilities flexibility in declaring and paying dividends, as indicated by the above cases. Indeed, the limitations imposed through Section 305 as interpreted by FERC are similar to general limitations on dividends imposed on all corporations by operation of state law. While utilities clearly are subject to forms of regulation not applicable to non-utilities, based on FERC’s actions and interpretations, Section 305(a) does not seem to have been interpreted as imposing practical limitations on the payment of dividends by utilities.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
May 14, 2008

Note 9: Income Taxes, page CMS-85
2Q.	We reviewed your response to comment number two from our letter dated April 8, 2008. Please tell us your basis for recharacterizing $93 million in tax reserves for potential tax audit exposures as valuation allowances in connection with adopting FIN 48. Tell us whether the specific tax positions that were covered by the $93 million in pre-FIN 48 tax reserves related to recorded deferred tax assets. If so, please quantify the amount of tax reserves attributable to each deferred tax asset, including the capital loss carryforwards and book to tax basis differences of foreign subsidiaries.
2A.	The specific tax positions that were covered by the $93 million in pre-FIN 48 tax reserves related to recorded deferred tax assets. Specifically, all of the $93 million in pre-FIN 48 tax reserves related to tax positions that contributed to the $565 million net operating loss carryforward deferred tax asset that existed at December 31, 2006. The tax positions that contributed to the net operating loss carryforward related to tax losses previously reported on the company’s tax returns with respect to certain investments in foreign subsidiaries. These specific tax positions are the same tax positions associated with the increased deferred tax assets for capital loss carryforwards and book to tax basis differences in foreign subsidiaries that resulted, as of January 1, 2007, from implementing FIN 48. Thus the valuation reserve, as of January 1, 2007, relates to the same tax positions as did the pre-FIN 48 tax reserve, as is explained below.

Prior to the adoption of FIN 48, the company reflected its tax assets and liabilities, including tax attributes (net operating loss carryforwards, or NOL’s, capital loss carryforwards, and tax credit carryforwards) in its financial statements on the basis of its filed tax returns. Valuation allowances were recorded under FAS 109 with respect to NOL, tax loss and tax credit carryforwards, to the extent that these deferred tax assets were not expected to be realized before expiration. The company also recorded reserves for tax contingencies under FAS 5 for potential exposure to changes resulting from tax audits. If we determined there was a risk under the criteria of FAS 5 with respect to the ultimate treatment of any tax position, appropriate recognition was given to such risk through the recording of tax reserves. Since the company was in an NOL carryforward position, these tax reserves were recorded as a noncurrent liability.

Adoption of FIN 48 brought about two changes to these practices. First, tax assets and liabilities, including tax attributes, are now determined on the basis of a FIN 48 analysis, rather than on the basis of filed tax returns. Note that paragraphs 17 and 18 of FIN 48 require the recognition of tax attributes and tax bases, in the financial statements, on a FIN 48 basis. Thus, for financial reporting purposes, hypothetical tax returns were created by applying the principles of FIN 48 for all relevant tax years, and tax accounts were adjusted accordingly. Second, tax reserves for uncertain tax positions, previously provided for under FAS 5, now are governed by FIN 48 and are to be reflected in appropriate tax accounts based on the FIN 48 analysis.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
May 14, 2008

For the company, adoption of FIN 48 was largely a reclassification of deferred tax assets. As noted above, tax losses previously reported on the company’s tax returns with respect to investments in certain foreign subsidiaries contributed to the company’s NOL carryforward. These tax losses reduced the company’s tax basis in these subsidiaries. Under a FIN 48 analysis, some of these losses were not fully recognized, thus, the tax basis in these foreign subsidiaries was restored. This meant that amounts shown at December 31, 2006 as NOL carryforwards, were reduced, and amounts shown as capital loss carryforwards and tax-book basis differences on foreign assets were increased. The resulting capital loss carryforwards and tax-book basis differences, determined on a FIN 48 basis, were then assessed to determine if valuation allowances on those items were necessary as of January 1, 2007. In so doing, the company determined that the tax basis in excess of book basis in certain of its foreign subsidiaries could only be recovered as capital losses resulting from potential future sale transactions.

The difference between ordinary losses and capital losses, and between NOL carryforwards and capital loss carryforwards, is significant. Ordinary losses can be deducted from both ordinary taxable income and capital gains. Capital losses, on the other hand, can only be deducted for tax purposes from capital gains. NOL carryforwards can be used to offset future ordinary taxable income and capital gains, and expire 20 years after the year in which they arise. Capital loss carryforwards, on the other hand, only can be used to offset future capital gains, and expire 5 years after the year in which they arise. As a result, the requirements for determining valuation allowances for NOL carryforwards are significantly different than they are for capital loss carryforwards or for a tax book basis difference that could only be recovered as a capital loss.

As a result, upon the implementation of FIN 48, deferred tax assets that previously represented NOL carryforward now represented capital loss carryforward and tax book basis differences on investments in certain underperforming foreign subsidiaries. The company expected a net overall capital loss, from a FIN 48 perspective, to result from the sale of these underperforming foreign investments. In addition to the underperforming foreign subsidiaries, the company also held a 50% ownership interest in the profitable Jorf Lasfar project in Morocco (“Jorf”). The company considered the possibility that a sale of Jorf at a premium price could produce capital gains that could partially or fully offset capital loss carryforwards and tax book basis differences of underperforming subsidiaries. However, the company had no current plan to sell this asset and considered the possibility of such a sale sufficiently unlikely that it should not be relied on to reverse existing tax reserves at December 31, 2006. With the adoption of FIN 48, and up until the filing of its 2006 Form 10-K on February 23, 2007, the company assessed the need for tax reserves at December 31, 2006, reclassified as valuation allowances as of January 1, 2007, on the deferred tax assets resulting from the increased capital loss carryforward and the increased tax book basis differences. In so doing, it relied on all available evidence, in accordance with FAS 109 paragraphs 20-25.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
May 14, 2008

It was the company’s judgment, at December 31, 2006 and through the February 23, 2007 filing of its 2006 Form 10-K, considering all available evidence, it did not have available sources of future capital gains, or other tax planning strategies, to permit utilization of capital loss carryforward or tax book basis differences that could only be recovered as capital losses resulting from potential future sale transactions. Accordingly, the company concluded that the pre-FIN 48 tax reserve continued to be required at December 31, 2006, and that, as of the January 1, 2007, implementation of FIN 48, the deferred tax assets representing increased capital loss carryforward and tax-book basis difference of its underperforming foreign subsidiaries, should be fully offset by a valuation allowance.

Therefore, upon the adoption of FIN 48 at January 1, 2007, the company increased valuation allowances by approximately $100 million, principally to offset the increased deferred tax assets arising from capital loss carryforwards and tax basis in excess of book basis that could only be realized as capital losses, and reduced tax reserves by $93 million that related to the same tax positions. Thus, the adoption of FIN 48 effectively recharacterized $93 million of existing tax reserves as valuation allowances, following the recharacterization of the NOL carryforward as capital loss carryforward and tax book basis differences.

The following table summarizes the effect on deferred tax assets, deferred tax liabilities, tax reserves and valuation allowances resulting from the adoption of FIN 48 with respect to the previously discussed uncertain tax positions. Note that (other than tax credits) these amounts reflect the tax effect, at 35%, of the tax return amounts. Debit (Credit):

	12/31/06	FIN 48 Adjustment	1/1/07
Deferred Tax Assets/Liabilities:
NOL	565	(101)	464
Capital Loss Carryforward	13	17	30
Book to Tax Basis Differences	(790)	89	(701)
Tax Credit Carryforward	286	(9)	277

Tax Reserves/Valuation Allowances:
Tax Reserves	(93)	93	-0-
Valuation Allowances	(30)	(100)	(130)
3Q.	Reference is made to the reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal year 2007. Please tell us the reason(s) for the significant decrease in unrecognized tax benefits attributable to tax positions taken during prior periods.

3A.	In response to the second question, the company determined that the pre-FIN 48 tax reserves previously carried on its books at December 31, 2006 continued to be required as valuation allowances at January 1, 2007, under a FIN 48 analysis.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William Thompson
May 14, 2008

That situation changed during 2007 as the company sold its foreign subsidiaries in a series of transactions, yielding total cash proceeds of about $1.7 billion. These sales are summarized in the company’s 2007 Form 10-K (Note 2, Asset Sales, Discontinued Operations and Impairment Charges), and occurred from March to October, 2007.

The sale of underperforming foreign subsidiaries converted what had been tax-book basis differences into actual capital losses. In particular, the sale in March 2007, of the company’s investments in Argentina, produced large capital losses. As a result of receiving a particularly attractive price, the company also decided to sell its Jorf investment. The closing of the Jorf transaction was expected to be very challenging due to a number of significant conditions precedent to such closing. The company had no certainty as to the ability to satisfy these conditions, and, thus, no certainty as to whether this sale would take place. Ultimately, the conditions to closing were satisfied and the sale of Jorf occurred in May 2007, as part of the sale of Middle East, Africa, and India businesses. This sale produced a large capital gain sufficient to offset the net capital losses from the other sale transactions, thus allowing the realization of the deferred tax assets relating to capital loss carryforwards and tax book basis differences in under-performing foreign subsidiaries. As the necessary approvals and other conditions precedent to the Jorf sale were satisfied and the sale closed, the valuation allowance on these deferred tax assets were correspondingly reduced. The capital gain resulting from the Jorf sale was the principal reason for the net reduction in valuation allowance during 2007.
     Should you have any questions or comments regarding our responses to your letter dated May 1, 2008, please contact me at (517) 788-0351, or in my absence, Glenn P. Barba, Vice President, Controller and Chief Accounting Officer of CMS Energy at (517) 788-2100.

Respectfully,

Thomas J. Webb
Executive Vice President and Chief Financial Officer CMS Energy Corporation

cc: Mr. Adam Phippen